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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NEW CENTURY FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

64352D101

(Cusip Number)

Greenlight Capital, L.L.C.
420 Lexington Avenue, Suite 1740
New York, New York 10170
Tel. No.: (212) 973-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

April 12, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64352D101			13D/A

1.	Name of Reporting Person: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,715,100

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,715,100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,715,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.1%

14.	Type of Reporting Person (See Instructions): 00

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 64352D101			13D/A

1.	Name of Reporting Person: Greenlight Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,614,900

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,614,900

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,614,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person (See Instructions): CO

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 64352D101			13D/A

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,330,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,330,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,330,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.9%

14.	Type of Reporting Person (See Instructions): IN

* SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.” and, together with Greenlight LLC, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight, relating to shares of common stock of New Century Financial Corporation, a Delaware corporation (the “Issuer”). This Amendment modifies the original Schedule 13D filed on December 13, 2002, as amended by Amendment No. 1 filed on March 18, 2003 (the “Schedule 13D”).

     This Amendment relates to shares of common stock of the Issuer, par value $0.01 per share (“Common Stock”), owned by (1) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (2) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner, and (3) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), for whom Greenlight Inc. acts as investment advisor.

Item 2. Identity and Background

     Item 2 of the Schedule 13D is hereby amended and restated as follows:

     (a) This statement is filed by: (i) Greenlight Capital, L.L.C., a Delaware limited liability company, (ii) Greenlight Capital, Inc., a Delaware corporation, and (iii) Mr. David Einhorn, principal of Greenlight (“Einhorn” and together with Greenlight, the “Reporting Persons”). Mr. Einhorn is the sole Senior Managing Member of Greenlight LLC and the President and sole Director of Greenlight Inc. In addition to Mr. Einhorn, the executive officers of Greenlight Inc. are Mr. Daniel Roitman, Chief Operating Officer, and Mr. Harry Brandler, Chief Financial Officer.

     (b) The business address of each of the Reporting Persons and each of the other executive officers of Greenlight Inc. is 420 Lexington Avenue, Suite 1740, New York, NY 10170.

     (c) Greenlight provides investment management services to private individuals and institutions. The principal occupation of Mr. Einhorn is investment management. The principal occupation of Mr. Roitman is Chief Operating Officer of Greenlight Inc. and its affiliates. The principal occupation of Mr. Brandler is Chief Financial Officer of Greenlight Inc. and its affiliates.

     (d) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, or other persons with respect to whom this information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Greenlight LLC is a Delaware limited liability company, and Greenlight Inc. is a Delaware corporation. Messrs. Einhorn, Roitman, and Brandler are United States citizens.

Item 5. Interest in Securities of the Issuer

     (a) As of April 20, 2004, Mr. Einhorn beneficially owns 3,330,000 shares of Common Stock, which represents 9.9% of the Issuer’s outstanding shares of Common Stock, Greenlight LLC and Greenlight Inc. direct the voting and disposition of 1,715,100 and 1,614,900 shares of Common Stock respectively representing 5.1% and 4.8% respectively. The percentage of beneficial ownership of each of Mr. Einhorn, Greenlight LLC and Greenlight Inc. was calculated by dividing (i) the respective number of shares Common Stock beneficially owned by each of the Reporting Persons as of the date hereof as set forth above, by (ii) the 33,644,944 shares of Common Stock outstanding as of February 29, 2004, based upon the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 13, 2004.

     (b) Mr. Einhorn and Greenlight LLC have the power to vote and dispose of the shares of Common Stock held for the account of each of Greenlight Fund and Greenlight Qualified, and Mr. Einhorn and Greenlight Inc. have the power to vote and dispose of the shares of Common Stock held for the account of Greenlight Offshore.

     The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 3,330,000 shares of Common Stock owned by Greenlight Fund, Greenlight Qualified or Greenlight Offshore. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

     (c) The transactions in the Issuer’s securities by the Reporting Persons in the last sixty days are listed as Annex A attached hereto and made a part hereof.

     (d) Not Applicable

     (e) Not Applicable

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated April 20, 2004, among Greenlight LLC, Greenlight Inc. and Mr. Einhorn.

ANNEX A

Transaction		Quantity	Price per
Date	Buy/Sell	(shares)	Share ($)
April 12, 2004	Buy	400,000	46.7158
April 13, 2004	Buy	228,350	44.9246
April 14, 2004	Buy	150,000	43.6792
April 15, 2004	Buy	50,000	43.1338

Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2004

GREENLIGHT CAPITAL, L.L.C.
By:	/s/ David Einhorn
David Einhorn, Senior Managing Member

GREENLIGHT CAPITAL, INC.
By:	/s/ David Einhorn
David Einhorn, President

/s/ David Einhorn
David Einhorn